SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2002

EKSPORTFINANS ASA
(Translation of registrant's name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40 F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 27, 2002

EKSPORTFINANS ASA

Tor Johansen

Tor F. Johansen
President and Chief
Executive Officer

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated September 25, 2002.	4

PRESS RELEASE

September 25th 2002

Eksportfinans mandates public Benchmark in USD

Earlier today Eksportfinans announced that Nomura, SchrodersSalomonSmithBarney and UBS Warburg have been mandated to arrange and syndicate a USD 750 million public Benchmark transaction in Eurobond format before year-end 2002.

Eksportfinans, The Norwegian Export Credit Agency whose purpose is to develop and offer competitive, long-term financial services to the export industries and the local government sector, foresee annual long term borrowing requirements of around USD 3 billion in the coming years. Consequently Eksportfinans has decided to establish itself as a recurring public borrower.

The public Benchmark will be placed with investors subsequent to road shows taking place simultaneously in Asia and Europe during October 2002 subject to market conditions. Details regarding this transaction and plans for future years' borrowing programs will follow shortly.